Exhibit 99.1

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated statement of operations has been developed by applying pro forma adjustments to the historical audited consolidated financial statements of Nielsen and subsidiaries appearing elsewhere in this prospectus. The unaudited pro forma consolidated statement of operations gives effect to the Transactions as if they had occurred on January 1, 2006. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma consolidated statement of operations.

The unaudited pro forma adjustments are based upon available information and certain assumptions that are factually supportable and that we believe are reasonable under the circumstances. The unaudited pro forma consolidated financial information is presented for informational purposes only. The unaudited pro forma consolidated financial information does not purport to represent what our actual consolidated results of operations or the consolidated financial condition would have been had the Transactions actually occurred on the dates indicated, nor are they necessarily indicative of future consolidated results of operations or consolidated financial condition. The unaudited pro forma consolidated statement of operations should be read in conjunction with the information contained “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated statement of operations and the related notes thereto appearing elsewhere in this Form 10-K. All pro forma adjustments and their underlying assumptions are described more fully in the notes to our unaudited pro forma consolidated statement of operations.

Unaudited Pro Forma Consolidated Statement of Operations

for the Year Ended December 31, 2006

	Historical Nielsen
	Predecessor	Successor
(IN MILLIONS)	Jan. 1 - May 23, 2006	May 24 - Dec. 31, 2006	Pro Forma Adjustments		Pro Forma Nielsen
Revenue	$1,626	$2,548	$—	(i)	$4,174

Cost of revenues, exclusive of depreciation and amortization	787	1,202	—		1,989
Selling, general and administrative expenses exclusive of deprecation and amortization	554	912	(10 4	) (a) (b)	1,460

Depreciation and amortization	126	257	40	(c)	423
Transaction costs	95	—	(95	) (d)	—
Restructuring costs	7	68	—		75

Operating income	57	109	39		227
Interest income	8	11	(5	) (e)	14
Interest expense	(48)	(372)	(234	) (f)	(654)
(Loss)/gain on derivative instruments	(9)	5	—		(4)
Loss on early extinguishment of debt	—	(65)	60	(g)	(5)
Foreign currency exchange transaction loss	(3)	(71)	—		(74)
Equity in net income of affiliates	6	6	—		12
Other income/(expense), net	14	(7)	—		7

Income/(loss) from continuing operations before tax	25	(384)	(118)		(477)
(Provision)/benefit for income tax	(39)	105	43	(h)	109

Loss from continuing operations	$(14)	$(279)	$(75)		$(368)

see accompanying notes to the unaudited pro forma consolidated statement of operations

Notes to Unaudited Pro Forma Consolidated Statement of Operations

(Amounts in millions)

(a)	Represents the adjustment to selling, general and administrative expenses relating to our employee benefit plans to eliminate the historical amortization of unrecognized actuarial losses and prior service costs in the predecessor period and the impact of freezing the U.S. defined benefit plan and related change in the U.S. defined contribution plan related to the Transactions. Benefit plan related obligations have been recorded at fair value in the allocation of Valcon’s purchase cost.

(b)	Reflects the adjustment to selling, general and administrative expense for the annual monitoring fee of $10 million that we pay to the Sponsors. See “Certain Relationships and Related Party Transactions.”

(c)	Represents change in amortization based upon estimates of fair values and useful lives of identified intangible assets as part of the preliminary purchase price allocation.

(d)	Reflects the elimination of transaction costs recognized in connection with the Transactions which included accounting, investment banking, legal and other costs and $45 million paid to IMS Health.

(e)	Reflects pro forma adjustment to interest income to reflect use of cash in connection with the Transactions.

(f)	Reflects pro forma interest expense resulting from our new capital structure immediately subsequent to the Transactions using applicable LIBOR and EURIBOR rates as of December 31, 2006 as follows:

Twelve Months Ended December 31, 2006
Term Loan Facility(1)	$408
Revolving credit facility(2)	5
Senior Notes(3)	87
Senior Subordinated Notes - USD(4)	79
Senior Discount Notes - EUR(5)	30
Other Financing(6)	45

Total Pro Forma Interest Expense	654
Less Historical Interest Expense	(420)

Net adjustment to interest expense	$234

(1)	Reflects pro forma interest on the $4,175 million U.S. Dollar denominated term loan facility at the December 31, 2006 rate of 3-month LIBOR of 5.38% plus 2.75% and the €800 million Euro denominated term loan facility at the December 31, 2006 rate of 3-month EURIBOR of 3.58% plus 2.50% and the amortization of the related deferred financing fees.
(2)	Represents commitment fees of 0.5% on the assumed $688 million undrawn balance of the revolving credit facility and the amortization of the related deferred financing fees.
(3)	Reflects interest on $650 million of U.S. Dollar denominated Senior Notes at 10.00% and the €150 million of Euro denominated Senior Notes at 9.00% and the amortization of the related deferred financing fees.
(4)	Reflects pro forma interest expense on the Senior Subordinated Discount Notes at 12.50% and the amortization of the related deferred financing fees. No cash interest will be payable on these notes prior to August 1, 2011. Thereafter, interest will accrue and will be payable semiannually.
(5)	Reflects pro forma interest expense on the Senior Discount Notes at 11.125% and the amortization of the related deferred financing fees. No cash interest will be payable on the Senior Discount Notes prior to August 1, 2011. Thereafter, interest will accrue and will be payable semi-annually.

(6)	Reflects interest on the existing note of ¥4,000 million 2.5% notes due 2011, €30 million of 6.75% fixed rate due 2012, €50 million floating rate due 2012, €50 million floating rate due 2010, £250 million 5.625% put re-settable securities due 2010 or 2017 and capital lease obligations.

(g)	Reflects the elimination of loss on early extinguishment of the Valcon Bridge Loan representing unamortized debt issuance costs of the Valcon Bridge Loan at the time of settlement. The Valcon Bridge Loan was replaced with the permanent financing as part of the Transactions.

(h)	Represents the income tax effect of the pro forma adjustments, calculated using the respective statutory tax rates of the jurisdiction where the respective adjustment relates.

(i)	The unaudited pro forma statement of operations does not add back, in arriving at pro forma results, the impact of the deferred revenue adjustment to record deferred revenue at fair value in purchase accounting which reversed in less than one year. The non-recurring one time impact of this deferred revenue fair value adjustment was to reduce revenue by $90 million Successor period from May 24, 2006 to December 31, 2006.